White Mountain Running, Inc.
406 E Southern
Tempe, AZ 85282

‘CORRESP’

September 25, 2009

Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Patrick Kuhn, Staff Accountant

Re:	White Mountain Running, Inc.
Item 4.01 Form 8K/ Amendment No. One
Filed September 9, 2009
File No. 333-156461

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of September 18, 2009 issuing comments on the foregoing report.  In response to the SEC’s revocation of Moore & Associates, Chartered registration, the Company recognizes the need to engage a new auditor.  In addition, the Company realizes that prior period audits performed by Moore are not to be relied upon and steps to provide reliable information to stockholders and readers of the Company’s financial statements need to be taken.  To this end, the Company has engaged Seale & Beers, CPAs as disclosed in the 8K filing submitted September 9, 2009.  The Company will have prior periods re-audited and is currently working with its new auditor to have the work performed in a timely manner.

We trust that the foregoing sufficiently responds to the staff’s letter of comment.  The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Allen D. Butler
Allen D. Butler President